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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  Form 10-C

               Report by Issuer of Securities Quoted on NASDAQ

                         Interdealer Quotation System

                 Filed pursuant to Section 13 or 15(d) of the

               Securities Exchange Act of 1934 and Rule 13a-17

                             or 15d-17 thereunder

                              II-VI INCORPORATED
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                (Exact name of issuer as specified in charter)

            375 Saxonburg Boulevard, Saxonburg, Pennsylvania 16056
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                   (Address of principal executive offices)

Issuer's telephone number, including area code 412-352-4455
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                  I. CHANGE IN NUMBER OF SHARES OUTSTANDING

  Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1. Title of security  Common Stock, no par value
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2. Number of shares outstanding before the change  2,552,662
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3. Number of shares outstanding after the change  5,105,324
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4. Effective date of change  September 7, 1995
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5. Method of change:

     Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

               STOCK SPLIT IN THE FORM OF A 100% STOCK DIVIDEND
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     Give brief description of transaction Two-For-One Stock Split in the
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Form of a 100% Stock Dividend for Record Holders on August 30, 1995.
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                         II. CHANGE IN NAME OF ISSUER

1. Name prior to change
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2. Name after change
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3. Effective date of charter amendment changing name
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4. Date of shareholder approval of change, if required
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Date        9/15/95                           /s/  James Martinelli
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                                      James Martinelli, Treasurer, Director
                                             of Finance and Accounting